SPHERE 3D CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON TUESDAY, MAY 27, 2014

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of Sphere 3D Corporation (the “Corporation”) will be held at The Conservatory Suite, St. Andrew’s Club & Conference Centre, 150 King Street West, Toronto, Ontario on Tuesday, May 27, 2014 at 10:00 a.m. (Toronto time) (the “Meeting”) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the fiscal year ended December 31, 2013, together with the auditor’s report thereon;

2.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to elect six directors for the ensuing year;

3.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution appointing Collins Barrow Toronto LLP as the Corporation’s auditor for the ensuing year;

4.

to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to amend the Corporation’s stock option plan (i) to increase the maximum number of common shares reserved for issuance pursuant to the exercise of options granted under the stock option plan by 1,250,000 common shares, from 3,375,000 common shares to 4,625,000 common shares, representing approximately 20% of the issued and outstanding common shares of the Corporation on a non-diluted basis, (ii) to provide that the options granted under the stock option plan are non- transferrable, (iii) to provide that no options may be issued to any consultant if such issuance could result in the aggregate number of options granted under the stock option plan, together with any securities issued or granted pursuant to the Corporation’s other share compensation arrangements, to such consultant in a 12-month period will exceed 2% of the outstanding common shares, and (iv) to provide that no options may be issued to any eligible person if such issuance could result in the aggregate number of options granted under the stock option plan, together with any securities issued or granted pursuant to the Corporation’s other share compensation arrangements, to such eligible person in a 12-month period will exceed 2% of the outstanding common shares.; and

5.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

An “Ordinary Resolution” is a resolution which must be approved by at least 50% plus one vote of all votes cast by the shareholders of the Corporation present at the Meeting in person or by proxy in order to become effective.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular dated April 25, 2014 (the “Circular”). A Proxy Form and Return Card also accompany this Notice of Meeting and the Circular. Only shareholders of record at the close of business on April 16, 2014 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it to Equity Financial Trust Company by one of the following methods:

INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number included on the Proxy or voting instruction form
FACSIMILE	(416) 595-9593
MAIL or HAND DELIVERY	TMX EQUITY TRANSFER SERVICES Attention: Proxy Department 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

To be used at the Meeting, proxies must be received by TMX Equity Transfer Services by no later than 10:00 a.m. (Toronto time) on May 23, 2014 or, if the Meeting is adjourned, by no later than 10:00 a.m. (Toronto time) on the second last business day prior to the date on which the Meeting is reconvened, or may be deposited with the Chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

DATED as of the 25th day of April, 2014.

BY ORDER OF THE BOARD

“Eric Kelly”

Eric L. Kelly
Chairman of the Board